Exhibit 21
Subsidiaries of Pixelworks, Inc.
Equator Technologies, Inc. - a Delaware corporation
Jaldi Semiconductor - a Ontario corporation
nDSP Delaware, Inc. - a Delaware corporation
Panstera, Inc. - a California corporation
Pixelworks Ltd. - a Cayman Island company
Pixelworks Semiconductor Singapore Pte. Ltd. - a Singapore company
Pixelworks Semiconductor Technology (Shanghai) Co. Ltd. - a China company
Pixelworks Semiconductor Technology (Taiwan) Inc. - a Taiwan company